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                                                               SEC FILE NUMBER

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                                                                CUSIP NUMBER

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [_]Form 20-F [_]Form 11-K [_]Form 10-Q [_]Form N-SAR

          For Period Ended: MARCH 31, 2000
                            ----------------------
          [_] Transition Report on Form 10-K
          [_] Transition Report on Form 20-F
          [_] Transition Report on Form 11-K
          [_] Transition Report on Form 10-Q
          [_] Transition Report on Form N-SAR
          For the Transition Period Ended:  ____________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                            NOT APPLICABLE
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PART 1 - REGISTRANT INFORMATION

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Full Name of Registrant

                          SHOWSCAN ENTERTAINMENT INC.
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Former Name if Applicable

                            NOT APPLICABLE
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Address of Principal Executive Office (Street and Number)

  6033 West Century Boulevard, Suite 400
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City, State and Zip Code
  Los Angeles, California  90045-6410

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following
   [X] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                 Potential persons who are to respond to the collection of information contained in this
(Attach Extra Sheets if Needed)  form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Vivian T. Patrick                      310               412-8464 X4226
     ---------------------------------  -----------------   -------------------
                  (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                    [X] Yes  [_] No

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(3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                   [X] Yes  [_]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE ATTACHED NARRATIVE

================================================================================


      __________________________________________________________________
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date            6/29/2000               By /s/ Dennis Pope
     --------------------------------      ------------------------------------
                                           President & Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

Showscan Entertainment Inc.
SEC File No. 0-15939
CUSIP No. 825397 10 2

                           ATTACHMENT TO FORM 12b-25


Response to Part III---Narrative.
--------------------------------

     Notwithstanding the best efforts of Showscan Entertainment Inc. (the "Company" or the "Registrant"), the necessary year-end closing processes of the Company have taken a longer period of time than originally planned for or expected. The principal reason for the delay is a direct result of a major corporate restructuring of its operations and infrastructure which included the termination of a long-term lease and the move of all its operations to two (2) separate smaller facilities during April and May 2000; the further significant reduction of Company employees (including the loss of two key legal and financial officers); and the termination of other Company activities. In addition, the Form 10-K could not be filed within the prescribed time period because the Registrant has not yet received from certain parties all of the information necessary for the Registrant to complete the preparation of its consolidated financial statements for the fiscal year ended March 31, 2000. It is the opinion of the Company's management that the late date of the completion of the closing processes make it impractical to file the Annual Report on Form 10-K on or before the prescribed due date without the incurrence of unreasonable effort and expense.

Response to Part IV, Item 3.
---------------------------

     The Company is in the process of determining the operating ramifications and costs relating to its major corporate restructuring, which costs could range from $1,800,000 to $2,200,000, therefore significantly effecting the finalization of the Company's financial statements for the fiscal year ended March 31, 2000 ("Fiscal 2000"). Dependent upon determination of final amounts for these financial statements, the estimated net loss for Fiscal 2000 could be between $6,500,000 and $6,900,000. This compares with the net loss of $7,959,000 recorded for the fiscal year ended March 31, 1999 ("Fiscal 1999"). The Company currently estimates that a) its total revenues for Fiscal 2000 will be $6,500,000 as compared to $8,027,000 in Fiscal 1999, b) its equity loss in operations of owned and operated theatres will be $150,000 in Fiscal 2000 from an equity loss of $260,000 in Fiscal 1999, and c) its interest and other expenses for Fiscal 2000 will be $550,000 as compared to $778,000 in Fiscal 1999. Until the determination of its final financial statement amounts, the Company cannot make a reasonable estimate or comment on any other results for Fiscal 2000. The Registrant expects that there will be significant changes in the revenues, operating income and results of operations from the corresponding period for the last fiscal year as reflected in the operating statement to be included in the subject report.